UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM U-13-60

                                  ANNUAL REPORT

                                 For the Period
             Beginning January 1, 1999 and Ending December 31, 1999

                                     to the

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       of

                             CINERGY SERVICES, INC.

                        (Exact Name of Reporting Company)

                          A SUBSIDIARY SERVICE COMPANY

Date of Incorporation: February 23, 1994

State or Sovereign Power under which Incorporated or Organized: Delaware

Location of Principal Executive Offices of Reporting Company: Cincinnati, Ohio

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

               Bernard F. Roberts, Vice President and Comptroller,
                 139 East Fourth Street, Cincinnati, Ohio 45202

Name of Principal  Holding  Company Whose  Subsidiaries  are Served by Reporting
Company: Cinergy Corp.

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                     ANNUAL REPORT OF CINERGY SERVICES, INC.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                   Schedule or
DESCRIPTION OF SCHEDULES AND ACCOUNTS              Account No.          Page No.

Comparative Balance Sheets - Assets                Schedule I               4
Comparative Balance Sheets - Liabilities           Schedule I               5
  Service Company Property                         Schedule II              6
  Accumulated Provision for Depreciation and
    Amortization of Service Company Property       Schedule III             7
  Investments                                      Schedule IV              8
  Accounts Receivable from Associate Companies     Schedule V               9
  Fuel Stock Expenses Undistributed                Schedule VI             10
  Stores Expense Undistributed                     Schedule VII            11
  Miscellaneous Current and Accrued Assets         Schedule VIII           12
  Miscellaneous Deferred Debits                    Schedule IX             13
  Research, Development, or Demonstration
    Expenditures                                   Schedule X              14

  Proprietary Capital                              Schedule XI             15
  Long-term Debt                                   Schedule XII            16
  Current and Accrued Liabilities                  Schedule XIII           17
  Notes to Financial Statements                    Schedule XIV            18
Comparative Income Statements                      Schedule XV             23
  Analysis of Billing - Associate Companies        Account 457             24
  Analysis of Billing - Nonassociate Companies     Account 458             25
  Analysis of Charges for Service - Associate
    and Nonassociate Companies                     Schedule XVI            26
  Schedule of Expense Distribution by Department
    or Service Function                            Schedule XVII           27
  Departmental Analysis of Salaries                Account 920             30
  Outside Services Employed                        Account 923             31
  Employee Pensions and Benefits                   Account 926             33
  General Advertising Expenses                     Account 930.1           34
  Miscellaneous General Expenses                   Account 930.2           35
  Rents                                            Account 931             36
  Taxes Other Than Income Taxes                    Account 408             37
  Donations                                        Account 426.1           38
  Other Deductions                                 Account 426.5           39
  Notes to Statements of Income                    Schedule XVIII          40
  Financial Data Schedule                          Schedule XIX            41


                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

DESCRIPTION OF REPORTS OR STATEMENTS                                    PAGE NO.


Organization Chart                                                         42
Methods of Allocation                                                      43
Annual Statement of Compensation for Use of Capital Billed                 45

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                        As of December 31, 1999 and 1998

                     SCHEDULE I - COMPARATIVE BALANCE SHEETS

                    Give balance sheet of the Company as of
                   December 31 of the current and prior year

                                              REF             December
 ACCOUNT     ASSETS AND OTHER DEBITS         SCHED       1999          1998

--------------------------------------------------------------------------------


        SERVICE COMPANY PROPERTY

   101  Service Company Property              II     $ 36,407,209  $ 24,287,027
   107  Construction Work in Progress         II        1,553,672    13,391,702
                                                     --------------------------
                Total Property                         37,960,881    37,678,729
   108  Accumulated Provision for
          Depreciation and Amortization
          of Service Company Property        III      (11,100,386)   (4,235,284)
                                                     --------------------------
                Net Service Company Property           26,860,495    33,443,445

        INVESTMENTS
   123  Investments in Associate Companies    IV             -             -
   124  Other Investments                     IV        8,867,727          -
                                                     --------------------------
                Total Investments                       8,867,727          -

        CURRENT AND ACCRUED ASSETS
   131  Cash                                           (5,143,739)       34,879
   134  Special Deposits                                  495,975          -
   135  Working Funds                                         922         2,842
   136  Temporary Cash Investments            IV        6,366,667          -
   141  Notes Receivable                                      463        (9,350)
   143  Accounts Receivable                               322,747       131,462
   144  Accumulated Provision for
          Uncollectible Accounts                             -             -
   145  Notes Receivable From Associate
          Companies                                     6,707,000    14,766,612
   146  Accounts Receivable From Associate
          Companies                            V       42,794,749    29,344,101
   152  Fuel Stock Expenses Undistributed     VI             -             -
   154  Materials and Supplies                               -             -
   163  Stores Expense Undistributed         VII             -             -
   165  Prepayments                                        50,000        50,000
   174  Miscellaneous Current and
          Accrued Assets                    VIII             -             -
                                                     --------------------------
                Total Current and
                  Accrued Assets                       51,594,784    44,320,546

        DEFERRED DEBITS
   181  Unamortized Debt Expense                             -             -
   184  Clearing Accounts                                  78,294        85,929
   186  Miscellaneous Deferred Debits          IX       9,466,951    10,165,815
   188  Research, Development, or
          Demonstration Expenditures            X            -             -
   190  Accumulated Deferred Income Taxes              25,771,965    27,600,110
                                                     --------------------------
             Total Deferred Debits                     35,317,210    37,851,854

             TOTAL ASSETS AND OTHER DEBITS           $122,640,216  $115,615,845
                                                     ==========================

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                        As of December 31, 1999 and 1998

               SCHEDULE I - COMPARATIVE BALANCE SHEETS (CONTINUED)



 ACCOUNT      LIABILITIES AND                 REF             December
            PROPRIETARY CAPITAL              SCHED       1999          1998
--------------------------------------------------------------------------------
        PROPRIETARY CAPITAL

   201  Common Stock Issued (Note 2)          XI     $          4  $          3
   208  Donations Received From
          Stockholders                        XI          155,346          -
   211  Miscellaneous Paid-In-Capital         XI              999          -
   215  Appropriated Retained Earnings        XI             -             -
   216  Unappropriated Retained Earnings      XI       (1,983,472)      739,125
                Total Proprietary Capital              (1,827,123)      739,128

        LONG-TERM DEBT

  223   Advances From Associate
             Companies                       XII             -             -
  224   Other Long-Term Debt                 XII             -             -
  225   Unamortized Premium on
          Long-Term Debt                                     -             -
  226   Unamortized Discount on
          Long-Term Debt                                     -             -
                Total Long-Term Debt

        CURRENT AND ACCRUED LIABILITIES

   231  Notes Payable                                        -             -
   232  Accounts Payable                               19,760,609    27,630,215
   233  Notes Payable To Associate
          Companies                         XIII             -           52,641
   234  Accounts Payable to Associat
          Companies                         XIII              (88)         -
   235  Customer Deposits                                 495,975          -
   236  Taxes Accrued                                   4,952,540     2,577,318
   237  Interest Accrued                                     -             -
   238  Dividends Declared                                   -             -
   241  Tax Collections Payable                         2,498,473     3,175,117
   242  Miscellaneous Current and
          Accrued Liabilities               XIII         (106,145)       (4,667)

                Total Current and
                  Accrued Liabilities                  27,601,364    33,430,624

        DEFERRED CREDITS
   228  Accumulated Provisions for
          Pensions and Benefits                        14,434,881     8,424,032
   253  Other Deferred Credits                         82,132,696    72,734,162
   255  Accumulated Deferred Investment
          Tax Credits                                         -             -

                Total Deferred Credits                 96,567,577    81,158,194

   282  ACCUMULATED DEFERRED INCOME TAXES                 298,398       287,899


        TOTAL LIABILITIES AND PROPRIETARY CAPITAL    $122,640,216  $115,615,845
                                                     ==========================

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999


                     SCHEDULE II - SERVICE COMPANY PROPERTY

                                               BALANCE AT                       RETIREMENTS         OTHER                BALANCE
                                                BEGINNING                           OR             CHANGES               AT CLOSE
ACCOUNT         ESCRIPTION                      OF YEAR           ADDITIONS        SALES             (1)                 OF YEAR

        SERVICE COMPANY PROPERTY
  301   Organization                           $      -           $      -       $      -         $      -              $      -
  303   Miscellaneous Intangible Plant                -                  -              -                -                     -
  304   Land and Land Rights                          -                  -              -                -                     -
  305   Structures and Improvements                   -                  -              -                -                     -
  306   Leasehold Improvements                        -                  -              -                -                     -
  307   Equipment (2)                                 -                  -              -                -                     -
  308   Office Furniture and Equipment           3,079,504             95,878           -                -                3,175,382
  309   Automobiles, Other Vehicles and               -                  -              -                -                     -
         Related Garage Equipment
  310   Aircraft and Airport Equipment                -                  -              -                -                     -
  311   Other Service Company Property (3)      21,207,523         12,024,304           -                -               33,231,827
                                Sub-Total       24,287,027         12,120,182           -                -               36,407,209
  107   Construction Work in Progress (4)       13,391,702          2,505,639           -         (14,343,669)            1,553,672

                                   Total       $37,678,729        $14,625,821    $      -         $(14,343,669)         $37,960,881



NOTES

(1)  Provide an explanation of those changes  considered  material:

Transfer to Plant-in service   (12,120,182)
Write-off of software          ( 2,223,487)
                               -----------
                               (14,343,669)

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year: None

(3)  Describe Other Service Company Property:

                                                  DESCRIPTION              BALANCE AT CLOSE OF YEAR
                                                Computer Software                 $33,231,827

(4)  Describe Construction Work in Progress:

                                                  DESCRIPTION              BALANCE AT CLOSE OF YEAR
                                                Computer Software                  $1,553,672

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1999

 SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY




                                               BALANCE AT                                                               BALANCE
                                               BEGINNING                                       OTHER CHANGES            AT CLOSE
ACCOUNT         DESCRIPTION                     OF YEAR          ADDITIONS    RETIREMENTS      ADD (DEDUCT) (1)         OF YEAR
-------         -----------                     -------          ---------    -----------      ----------------         --------
  301      Organization                       $      -           $      -      $      -          $      -               $      -
  303      Miscellaneous Intangible Plant            -                  -             -                 -
  304      Land and Land Rights                      -                  -             -                 -
  305      Structures and Improvements               -                  -             -                 -
  306      Leasehold Improvements                    -                  -             -                 -
  307      Equipment                                 -                  -             -                 -
  308      Office Furniture and Equipment        (822,164)          (381,455)         -                 -                (1,203,619)
  309      Automobiles, Other Vehicles and           -                  -             -                 -                      -
           Related Garage Equipment

  310      Aircraft and Airport Equipment            -                  -             -                 -                      -
  311      Other Service Company Property      (3,413,120)        (6,487,447)         -                3,800             (9,896,767)

                         Total                $(4,235,284)       $(6,868,902)  $      -          $     3,800           $(11,100,386)
                                              ======================================================================================




NOTES

(1)  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL: None

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                            SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary  Cash  Investments",  list
                             each investment separately.

                                         BALANCE AT                 BALANCE AT
                                         BEGINNING                    CLOSE
 DESCRIPTION                              OF YEAR                    OF YEAR

Account 123 - Investments in
Associate Companies
None

                         Total          $    -                     $    -
                                        ============               ============

Account 124 - Other Investments
Rabbi Trust

                         Total          $    -                     $ 8,867,727
                                        ============               ============

Account 136 - Temporary
Cash Investments
  PNC Government Short-term
  Investment Fund

                         Total          $    -                     $ 6,366,667
                                        ============               ============

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                 BALANCE AT           BALANCE AT
                                                 BEGINNING              CLOSE
               DESCRIPTION                        OF YEAR              OF YEAR

Account 146 - Accounts Receivable from
  Associate Companies:

The Cincinnati Gas & Electric Company
  (CG&E)                                        $ 8,323,592         $20,483,086
PSI Energy, Inc. (PSI)                            8,509,459           6,680,168
Lawrenceburg Gas Company (Lawrenceburg)              57,008              81,680
KO Transmission Company                               4,344                 371
The Union Light, Heat and Power Company
  (ULH&P)                                         3,061,688           2,174,932
The West Harrison Gas and Electric Company
  (WHG&E)                                             2,277               3,194
Cinergy Corp. (Cinergy)                           9,385,733          13,371,318

                                 TOTAL          $29,344,101         $42,794,749
                                                ===========         ===========


Analysis of Convenience or Accommodation Payments:

None

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


           DESCRIPTION                 LABOR          EXPENSES         TOTAL

Account 152 - Fuel Stock
  Expenses Undistributed

None

                      Total          $   -          $    -           $    -
                                     =========      ===========      =========




Summary:

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



           DESCRIPTION                 LABOR          EXPENSES         TOTAL

Account 163 - Stores Espense
Undistributed

None

                      Total          $   -          $    -           $    -
                                     =========      ===========      =========

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

            SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

          DESCRIPTION                     BALANCE AT              BALANCE AT
                                          BEGINNING                 CLOSE
                                           OF YEAR                 OF YEAR

Account 174 - Miscellaneous Current
              and Accrued Assets

None

                          Total        $    -                 $    -
                                       ================       =================

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1999

                   SCHEDULE IX- MISCELLANEOUS DEFERRED DEBITS

     INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.


          DESCRIPTION                     BALANCE AT              BALANCE AT
                                          BEGINNING                 CLOSE
                                           OF YEAR                 OF YEAR


Account 186 - Miscellaneous
  Deferred Debits

Items Deferred Pending Investigation    $   464,874               $  228,692

Intangible Asset Associated with
  Non-qualified Pension Plans             9,700,941                9,238,259


                             TOTAL      $10,165,815               $9,466,951
                                        ===========               ==========








                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1999

        SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

     INSTRUCTIONS: Provide a description of each material research, development,
          or   demonstration   project  which  incurred  costs  by  the  service
          corporation during the year.

               DESCRIPTION                                   AMOUNT

Account 188 - Research, Development, or
Demonstration Expenditures

None

                             Total                        $     -
                                                          ============

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999


                        SCHEDULE XI - PROPRIETARY CAPITAL

                                                     NUMBER                PAR OR                                      CLOSE OF
ACCOUNT                                             OF SHARES            STATED VALUE          OUTSTANDING              PERIOD
NUMBER             CLASS OF STOCK                  AUTHORIZED             PER SHARE            NO. OF SHARES          TOTAL AMOUNT

 201            Common Stock Issued                   100                   $0.05                    70                    $4



INSTRUCTIONS:   Classify  amounts  in  each  account  with  brief   explanation, disclosing  the  general  nature  of  transactions which gave rise to the reported amounts.



                           DESCRIPTION                              AMOUNT

208          Donations Received from Stockholders                  $155,346
211          Miscellaneous Paid-In-Capital                              999
215          Appropriated Retained Earnings                            -
                                                                   $156,345

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.





                                      BALANCE                                                                              BALANCE
                                    AT BEGINNING           NET INCOME            DIVIDENDS                                AT CLOSE
ACCOUNT         DESCRIPTION           OF YEAR               OR (LOSS)               PAID             OTHER (1)             OF YEAR

  216          Unappropriated
               Retained Earnings     $739,125                 $ -                    $ -            $(2,722,597)        $(1,983,472)



(1)  Represents reversal of 1998 stock based compensation plan ($1,532,825); and an adjustment for additional minimum pension liability pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions ($1,226,650)
     and associated taxes $36,878.


                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                          SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open account.
               Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                     TERMS OF
                                    OBLIGATION                                       BALANCE AT                             BALANCE
                                  CLASS & SERIES     DATE  OF   INTEREST   AMOUNT     BEGINNING                (1)          AT CLOSE
     NAME OF CREDITOR              OF OBLIGATION     MATURITY     RATE    AUTHORIZED   OF YEAR   ADDITIONS   DEDUCTIONS     OF YEAR

Account 223 - Advances from
              Associate Companies:     None

                     Total

Account 224 - Other Long-Term Debt:    None

                     Total




NOTES:

(1)  Give an explanation of deductions: None

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

     INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                               BALANCE AT             BALANCE
                                               BEGINNING             AT CLOSE
                DESCRIPTION                     OF YEAR               OF YEAR

Account 233 - Notes Payable to
              Associate Companies

CG&E                                            $ 5,893              $   -
PSI                                               4,861                  -
Cinergy                                          41,887                  -

                               Total            $52,641              $   -

Account 234 - Accounts Payable to
              Associate Companies

Cinergy                                         $   _                $    (88)

                               Total            $   -                $    (88)


Account 242 - Miscellaneous Current and
              Accrued Liabilities

Transaction Fees                                $   -                $(106,325)
Mutual Benefit Credit Union Payments
  Withheld                                          -                     (423)
Bureau of Support Payments Withheld              (5,817)                  -
Wage Garnishments                                   176                   -
Helping Hands - Payroll Deductions                  974                    603

                               Total            $(4,667)             $(106,145)

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

Instructions:

          The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) NATURE OF OPERATIONS Cinergy Corp., a Delaware corporation (Cinergy) created in the October 1994 merger of The Cincinnati Gas & Electric Company (CG&E) and PSI Resources, Inc., is a registered utility holding company under the Public Utility Holding Company Act of 1935, as amended (PUHCA). Cinergy Services, Inc. (Services) is a wholly-owned subsidiary of Cinergy. Cinergy's other wholly-owned subsidiaries are CG&E, PSI Energy, Inc. (PSI), Cinergy Investments, Inc., and Cinergy Global Resources.

          Services,  a Delaware  corporation,  is the  service  company  for the
          Cinergy  system,   providing   member  companies  with  a  variety  of
          administrative, management, and support services.

     (b) PRESENTATION Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles
          (GAAP). Actual results could differ, as these estimates and assumptions involve judgment. These estimates and assumptions affect various matters, including:

          the reported amounts of assets and liabilities in the Comparative Balance Sheets at the dates of the financial statements; the disclosure of contingent assets and liabilities at the dates of the financial statements; and the reported amounts of revenues and expenses in the Statements of Income during the reporting periods.

     (c) FEDERAL AND STATE INCOME TAXES Under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109) deferred tax assets and liabilities are recognized for the income tax consequences of transactions treated differently for financial reporting and tax return purposes, measured on the basis of statutory tax rates.

     (d) REGULATION Services is subject to regulation by the Securities and Exchange Commission (SEC) under the PUHCA. The accounting policies of Services conform to GAAP and follow the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the SEC pursuant to the PUHCA.

     (e) SERVICE COMPANY PROPERTY Service company property and equipment, including any interest capitalized during construction, are recorded at cost.

     (f) DEPRECIATION Provisions for depreciation are determined by using the straight-line method applied to the cost of depreciable plant in service. The effective annual depreciation rate for 1999 was 12.0% and for 1998 was 12.3%. Software is amortized over a five-year period at an annual rate of 20%.

     (g) INCOME AND EXPENSES Services provided to affiliated companies are provided at cost. The costs of services are determined on a direct charge basis to the extent practicable. Indirect costs are charged using the ratios defined in the service agreements between Services and the client companies. (See Methods of Allocation on pages 43-44.)

2.   COMMON STOCK

Services is authorized to issue 100 shares of Common Stock at a par value of five cents ($.05) per share and had 70 shares outstanding at December 31, 1999. Cinergy holds all of Services' outstanding common stock.

3.   NOTES  PAYABLE TO  ASSOCIATE  COMPANIES

Services participates in a money pooling arrangement to better manage cash and working capital requirements, with Cinergy's utility subsidiaries. Under this arrangement, Cinergy and its utility subsidiaries with surplus short-term funds provide short-term loans to each other. This surplus cash may be from internal or external sources.

4.   LEASES

Cinergy and its subsidiaries, including Services, have entered into operating lease agreements covering various facilities and properties, including computer, communications, and transportation equipment and office space. Total rental payments on operating leases for each of the past two years were as follows:

                                      1999       1998
                                       (in millions)

          CINERGY AND SUBSIDIARIES    $50        $42


Future minimum lease payments required under operating leases with remaining, non-cancelable lease terms in excess of one year as of December 31, 1999, are as follows:

                    Cinergy and
                    SUBSIDIARIES
                   (in millions)

     2000               $ 36
     2001                 28
     2002                 18
     2003                 13
     2004                 10
     AFTER 2004           35
                        ----
                        $140

5.  PENSION AND OTHER POSTRETIREMENT BENEFITS

Cinergy's defined benefit pension plans, of which Services is a participant, cover substantially all United States (U.S.) employees meeting certain minimum age and service requirements. A final average pay formula determines plan benefits. These plan benefits are based on (1) years of participation, (2) age at retirement, and (3) the applicable average Social Security wage base or benefit amount.

Effective January 1, 1998, Cinergy reconfigured its defined benefit pension plans. The reconfigured plans cover the same employees as the previous plans and established a uniform final average pay formula for all employees. The reconfiguration of the pension plans did not have a significant impact on Services' financial condition or results of operations.

Cinergy's pension plan funding policy for U.S. employees is to contribute at least the amount required by the Employee Retirement Income Security Act of 1974, and up to the amount deductible for income tax purposes. The pension plans' assets consist of investments in equity and fixed income securities.

Cinergy, including Services, provides certain health care and life insurance benefits to retired U.S. employees and their eligible dependents. These benefits are subject to the retiree meeting the minimum age and service requirements. The health care benefits include medical coverage, dental coverage, and prescription drugs and are subject to certain limitations, such as deductibles and co-payments. Prior to January 1, 1997, CG&E and PSI employees had separate postretirement benefit plans. Effective January 1, 1997, most of Cinergy's active U.S. employees are eligible to receive essentially the same postretirement health care benefits. Certain classes of employees (based on age) and all retirees have been grandfathered under benefit provisions in place prior to January 1, 1997. CG&E does not pre-fund its obligations for these postretirement benefits. During 1999, PSI began pre-funding its obligations as authorized by the Indiana Utility Regulatory Commission through a grantor trust.

Cinergy's benefit plans' cost for the past two years, as well as the actuarial assumptions used in determining these costs, included the following components:

                                                                   Other
                                                              Postretirement
                                    Pension Benefits              Benefits
                                                   (in millions)

                                    1999         1998         1999         1998

Service Cost                       $24.8        $21.8         $3.5         $4.1
Interest Cost                       70.8         71.6         16.2         16.1
Expected Return On Plans' Assets   (72.0)       (66.9)         -            -
Amortization of Transition
  Obligation/(asset)                (1.3)        (1.3)         5.0          5.0
Amortization of Prior Service Cost   4.5          4.4          -            -
Recognized Actuarial Loss             .6           -            .8           .4
Net Periodic Benefit Cost           27.4        $29.6        $25.5        $25.6


Actuarial Assumptions:

DISCOUNT RATE                       7.50%        6.75%        7.50%        6.75%
RATE OF FUTURE COMPENSATION
  INCREASE                          4.50         3.75          N/A          N/A
RATE OF RETURN ON PLANS' ASSETS     9.00         9.00          N/A          N/A


For measurement purposes, Cinergy assumed an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. It was assumed that the rate would decrease gradually to 5% in 2008 and remain at that level thereafter.

The following table provides a reconciliation of the changes in the Cinergy plans' benefit obligations and fair value of assets over the two-year period ended December 31, 1999, and a statement of the funded status as of December 31 of both years.


                                                                  Other
                                                             Postretirement
                                   Pension Benefits              Benefits
                                                  (in millions)

                                   1999         1998         1999         1998
Change in benefit obligation

Benefit obligation at
 beginning of period         $1,052.1       $960.3        $246.5      $221.9

Service cost                     24.8         21.8           3.5         4.1
Interest cost                    70.8         71.6          16.2        16.1
Amendments                        1.1          1.0            -           -
Actuarial (gain)/loss           (90.3)        53.6         (18.4)       17.4
Benefits paid                   (56.5)       (56.2)        (13.4)      (13.0)

Benefit obligation at end
of period                    1,002.0      1,052.1         234.4       246.5

Fair value of plan assets at
  beginning of period          865.3        888.1            -           -
Actual return on plan assets   137.3          9.9            -           -
Employer contribution             -          23.5          13.4        13.0
Benefits paid                  (56.5)       (56.2)        (13.4)      (13.0)

Fair value of plan assets at
 end of period                 946.1        865.3            -           -

Funded status                  (55.9)      (186.8)       (234.4)     (246.5)

Unrecognized prior service cost 39.9          43.3           -           -
Unrecognized net actuarial
  (gain)/loss                  (180.6)       (24.1)         20.1        40.3
Unrecognized net transition
 (asset)/obligation            (5.8)         (7.1)        60.8        65.8

Accrued benefit cost at
  December 31                  $ (202.4)     $(174.7)      $(153.5)    $(140.4)



Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                           1-Percentage-     1-Percentage-
                                          POINT INCREASE    POINT DECREASE
                                                    (in millions)

Effect on total of service and interest
  cost components                             $ 2.8             $(2.4)
Effect on postretirement benefit
  obligation                                   30.1             (26.2)



In addition, Cinergy sponsors non-qualified pension plans that cover officers, certain other key employees, and non-employee directors. Cinergy began funding certain of these non-qualified plans through a rabbi trust in 1999.

The pension benefit obligations and pension expense under these plans were:

                                               1999         1998
                                                 (in millions)

      Pension Benefit Obligations             $37.0        $31.4
      Pension Cost                              4.0          4.5


6.  Income Taxes

Services' net deferred income tax asset at December 31, 1999, and 1998, is as follows:

                                               1999                  1998
                                               ----                  ----
Deferred Income Tax Liability              $   298,398             $287,899

Deferred Income Tax Asset
  Accrued Pension and Other

    Benefit Costs                           25,771,965           27,467,792
  Other                                           -                 132,318
                                           -----------         ------------
                                            25,771,965           27,600,110

Net Deferred Income Tax Asset              $25,473,567          $27,312,211

Services will participate in the filing of a consolidated federal income tax return with Cinergy for the year ended December 31, 1999. The current tax liability is allocated among the members of the group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

A summary of federal and state income taxes charged (credited) to income and the allocation of such amounts is as follows:

                                                1999                1998
                                                ----                ----
Current Income Taxes

  Federal                                   $(3,494,336)        $ 5,774,520
  State                                       1,372,057           1,768,698
                                            -----------         --------------
        Total Current Income Taxes           (2,122,279)          7,543,218

Deferred Income Taxes
  Federal
    Pension and Other Benefit Costs           3,614,282          (6,348,836)
  State
    Pension and Other Benefit Costs            (977,252)         (1,529,396)
        Total Deferred Income Taxes           2,637,030          (7,878,232)

Total Income Taxes                           $  514,751         $  (335,014)

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                   SCHEDULE XV - COMPARATIVE INCOME STATEMENTS

                                                             December 31
ACCOUNT                  DESCRIPTION                     1999           1998


             INCOME:

  457    Services Rendered to Associate
           Companies                                $416,341,521   $412,408,919
  458    Services Rendered to Nonassociate
           Companies                                        -              -
  415    Jobbing and Contract Work                          -              -
  419    Other Interest Income                           443,213        424,175

            Total Income                             416,784,734    412,833,094

            EXPENSES:

  920    Salaries and Wages                          224,271,507    191,505,681
  921    Office Supplies and Expenses                 57,362,397     65,215,253
  922    Administrative Expenses Transferred
           - Credit                                   (1,144,461)      (791,816)
  923    Outside Services Employed                    27,452,477     30,942,281
  924    Property Insurance                              451,883        383,853
  925    Injuries and Damages                            366,433        (84,490)
  926    Employee Pensions and Benefits               31,361,858     39,159,153
  928    Regulatory Commission Expense                 2,027,695        999,353
 930.1   General Advertising Expenses                     28,220        382,271
 930.2   Miscellaneous General Expenses               18,161,986     38,390,762
  931    Rents                                        35,396,625     26,090,822
  932    Maintenance of Structures and Equipment       4,763,025      5,054,406
403,404  Depreciation and Amortization Expense         6,868,902      3,131,934
  408    Taxes Other Than Income Taxes                 8,532,630     11,869,493
  409    Income Taxes                                 (2,122,279)     7,543,218
  410    Provision for Deferred Income Taxes           1,581,551        (11,158)
  411    Provision for Deferred Income Taxes - Credit  1,055,479     (7,867,074)
 411.5   Investment Tax Credit                              -              -
  421    Miscellaneous Income or Loss                       -              -
 426.1   Donations                                          -              -
 426.5   Other Deductions                                   -              -
  427    Interest on Long-term Debt                         -              -
  430    Interest on Debt to Associate Companies         405,082      1,073,253
  431    Other Interest Expense                          (36,276)      (154,101)

              Total Expense                          416,784,734    412,833,094

              NET INCOME                            $       -      $       -
                                                    ============   =============

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457


                                DIRECT       INDIRECT    COMPENSATION
                                COSTS         COSTS         FOR USE    TOTAL
                               CHARGED       CHARGED     OF CAPITAL    AMOUNT
 NAME OF ASSOCIATE COMPANY      457-1         457-2         457-3      BILLED

The Cincinnati Gas &
  Electric Company           $ 65,612,752   $119,002,956      -     $184,615,708
PSI Energy, Inc.               62,695,295    105,592,717      -      168,288,012
The Union Light, Heat
  and Power Company             6,511,607     16,549,622      -       23,061,229
Cinergy Capital & Trading,
  Inc.                          8,112,413      3,143,188      -       11,255,601
Cinergy Solutions, Inc.         5,940,180        319,734      -        6,259,914
Cinergy Corp.                   3,038,457      2,712,541      -        5,750,998
Cinergy Business Solutions,
  Inc.                          3,091,885           -         -        3,091,885
Cinergy Global Resources,
  Inc.                          2,632,325        386,163      -        3,018,488
Cinergy Global Power, Inc.      2,407,478         24,669      -        2,432,147
Cinergy Communications, Inc.    1,581,969         14,967      -        1,596,936
Cinergy UK, Inc.                  954,331        446,457      -        1,400,788
Cinergy Resources, Inc.           789,604        546,278      -        1,335,882
Cinergy Investments, Inc.         904,881        133,764      -        1,038,645
Cinergy Supply Network, Inc.      641,975              4      -          641,979
Lawrenceburg Gas Company          177,839        456,310      -          634,149
Cinergy Technology, Inc.          560,945         47,806      -          608,751
Cinergy-Centrus Communications,
  Inc.                            361,082           -         -          361,082
Cinergy Solutions of Tuscola,
  Inc.                            331,801           -         -          331,801
Tri-State Improvement Company      51,904        211,052      -          262,956
Trigen-Cinergy Solutions of
  Ashtabula LLC                   171,426           -         -          171,426
CinCap VIII, LLC                  103,496           -         -          103,496
The West Harrison Gas and
  Electric Company                 10,555         16,187      -           26,742
KO Transmission Company            23,444           -         -           23,444
PSI Energy Argentina, Inc.          2,322         11,264      -           13,586
CinCap MVC OpCo, LLC                5,202           -         -            5,202
Enertech Associates, Inc.           4,013           -         -            4,013
Miami Power Corporation             3,789              1      -            3,790
Cinergy Engineering, Inc.           2,833              1      -            2,834
Cinergy-Centrus, Inc.                  37          -          -               37

                  TOTAL      $166,725,840  $249,615,681  $    -     $416,341,521
                             ============  ============  =========  ============

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1999

                               ANALYSIS OF BILLING

                      NONASSOCIATE COMPANIES - ACCOUNT 458


Instructions:  Provide a brief  description  of the  services  rendered  to each nonassociate company.


                      DIRECT   INDIRECT  COMPENSATION         EXCESS
NAME OF               COSTS     COSTS     FOR USE               OR       TOTAL
ASSOCIA              CHARGED   CHARGED   OF CAPITAL  TOTAL   DEFICIENCY  AMOUNT
COMPANY               458-1     458-2      458-3     COST      458-4     BILLED


None



           TOTAL     $         $         $         $         $         $
                     ========= ========= ========= ========= ========= =========



                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

 SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

 INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.



ACCOUNT  DESCRIPTION OF ITEMS              ASSOCIATE COMPANY            NONASSOCIATE COMPANY             TOTAL  CHARGES
                                                CHARGES                       CHARGES                     FOR SERVICES
                                                                                 In-
                                   Direct       Indirect                 Direct Direct        Direct        Indirect
                                    Cost          Cost         Total      Cost  Cost Total     Cost           Cost         Total

  920   Salaries and Wages     $117,462,416  $106,809,091  $224,271,507  $ -   $ -   $ -   $117,462,416  $106,809,091  $224,271,507
  921   Office Supplies
          and Expenses           18,153,883    39,208,514    57,362,397    -     -     -     18,153,883    39,208,514    57,362,397
  922   Administrative Expense
          Transferred-Credit       (307,791)     (836,670)   (1,144,461)   -     -     -       (307,791)     (836,670)   (1,144,461)


  923   Outside Services
          Employed                7,828,822    19,623,655    27,452,477    -     -     -      7,828,822    19,623,655    27,452,477
  924   Property Insurance          451,372           511       451,883    -     -     -        451,372           511       451,883
  925   Injuries and Damages        358,232         8,201       366,433    -     -     -        358,232         8,201       366,433
  926   Employee Pensions
          and Benefits            8,648,483    22,713,375    31,361,858    -     -     -      8,648,483    22,713,375    31,361,858
  928   Regulatory Commission
          Expense                 1,748,111       279,584     2,027,695    -     -     -      1,748,111       279,584     2,027,695
 930.1  General Advertising
          Expenses                   15,429        12,791        28,220    -     -     -         15,429        12,791        28,220
 930.2  Miscellaneous
          General Expenses        9,467,092     8,694,894    18,161,986    -     -     -      9,467,092     8,694,894    18,161,986
  931   Rents                       974,621    34,422,004    35,396,625    -     -     -        974,621    34,422,004    35,396,625
  932   Maintenance of
          Structures & Equipment    369,738     4,393,287     4,763,025    -     -     -        369,738     4,393,287     4,763,025
403,404 Depreciation and
          Amortization Expense       10,419     6,858,483     6,868,902    -     -     -         10,419     6,858,483     6,868,902
  408   Taxes Other Than
          Income Taxes            2,044,585     6,488,045     8,532,630    -     -     -      2,044,585     6,488,045     8,532,630
  409   Income Taxes                   -       (2,122,279)   (2,122,279)   -     -     -           -       (2,122,279)   (2,122,279)
  410   Provision for Deferred
          Income Taxes                 -        1,581,551     1,581,551    -     -     -           -        1,581,551     1,581,551
  411   Provision for Deferred
          Income Taxes - Credit        -        1,055,479     1,055,479    -     -     -           -        1,055,479     1,055,479
 411.5  Investment Tax Credit          -             -             -       -     -     -           -             -             -
  421   Miscellaneous Income
          or Loss                      -             -             -       -     -     -           -             -             -
 426.1  Donations                      -             -             -       -     -     -           -             -             -
 426.5  Other Deductions               -             -             -       -     -     -           -             -             -
  427   Interest on
          Long-term Debt               -             -             -       -     -     -           -             -             -
  430   Interest on Debt to
          Associate Companies          -          405,082       405,082    -     -     -           -          405,082       405,082
  431   Other Interest Expense       84,211      (120,487)      (36,276)   -     -     -         84,211      (120,487)      (36,276)

        TOTAL EXPENSE          $167,309,623  $249,475,111  $416,784,734  $ -   $ -   $ -   $167,309,623  $249,475,111  $416,784,734
                               ====================================================================================================




                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

 SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System:
              Uniform System of Account(s))




                                              ------------------------------DEPARTMENT OR SERVICE FUNCTION------------------------->

                                   TOTAL                  INFORMATN   METERS AND    ELEC.SYSTEM  INTERNAL   ELEC. TRANS.
Account Description of Items       AMOUNT      OVERHEAD    SYSTEMS   TRANSPORTATN   MAINTENANCE  AUDITING   & DISTRBTN   ACCOUNTING

  920   Salaries and Wages     $224,271,507    $   -     $24,110,136  $12,522,365  $5,435,621  $1,447,951  $24,054,030   $8,676,918
  921   Office Supplies
          and Expenses           57,362,397        -       9,165,332    1,072,135     875,937     320,586      656,795    4,111,302
  922   Administrative Expense
          Transferred-Credit     (1,144,461)       -         (125,894)    (78,028)     (2,994)     (2,377)    (283,925)     (10,256)
  923   Outside Services
          Employed               27,452,477        -       7,255,752       12,444      19,079        -           9,422    2,486,925
  924   Property Insurance          451,883        -            -         251,260        -           -            -            -
  925   Injuries and Damages        366,433        -            -            -           -           -            -            -
  926   Employee Pensions
          and Benefits           31,361,858        -       3,829,182    1,019,345     822,209     291,445      992,653    1,710,197
  928   Regulatory Commission
          Expense                 2,027,695        -            -            -           -           -            -            -
 930.1  General Advertising
          Expenses                   28,220        -            -            -           -           -            -            -
 930.2  Miscellaneous General
          Expenses               18,161,986        -       1,201,496      165,673      53,595        -         875,166    6,836,555
  931   Rents                    35,396,625        -      19,431,563        4,485        -          3,777        5,394   10,901,719
  932   Maintenance of
          Structures & Equipment  4,763,025        -       3,066,610          382       2,546        -             284         -
403,404 Depreciation and
          Amortization Expense    6,868,902   6,868,902         -            -           -           -            -            -
  408   Taxes Other Than Income
          Taxes                   8,532,630      48,284    1,031,516      296,652     236,624      82,366      344,448     (889,978)
  409   Income Taxes             (2,122,279) (2,122,279)        -            -           -           -            -            -
  410   Provision for Deferred
          Income Taxes            1,581,551   1,581,551         -            -           -           -            -            -
  411   Provision for Deferred
          Income Taxes-Credit     1,055,479   1,055,479         -            -           -           -            -            -
 411.5  Investment Tax Credit          -           -            -            -           -           -            -            -
  421   Miscellaneous Income
          or Loss                      -           -            -            -           -           -            -            -
 426.1  Donations                      -           -            -            -           -           -            -            -
 426.5  Other Deductions               -           -            -            -           -           -            -            -
  427   Interest on
          Long-term Debt               -           -            -            -           -           -            -            -
  430   Interest on Debt to
          Associate Companies       405,082     405,082         -            -           -           -            -            -
  431   Other Interest Expense      (36,276)    (36,276)        -            -           -           -            -            -

          Total Expenses       $416,784,734  $7,800,743  $68,965,693  $15,266,713  $7,442,617  $2,143,748  $26,654,267  $33,823,382
                               ====================================================================================================



                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

 SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System:
              Uniform System of Account(s))


                                -----------------------------------DEPARTMENT OR SERVICE FUNCTION---------------------------------->

                                  HUMAN     MATERIALS                   MARKETING &  ENVIRONMENTAL  PUBLIC    POWER ENG.&   INVESTOR
Account  Description Of Items   RESOURCES   MANAGEMENT   FACILITIES   CUST.RELATIONS    AFFAIRS     AFFAIRS  CONSTRUCTION  RELATIONS

  920    Salaries and Wages    $20,750,816  $11,471,784  $ 4,074,242   $27,439,425   $2,398,500  $4,117,977  $25,527,816  $ 606,699
  921    Office Supplies
           and Expenses          2,096,940    1,783,246    4,359,157     4,703,412    1,913,437   1,206,816    2,637,640    705,694
  922    Administrative Expense
           Transferred-Credit      (13,063)     (10,789)        (714)      (18,098)        -         (6,840)    (492,218)      (401)
  923    Outside Services
           Employed                730,331       91,215      279,222     2,082,633      399,082     313,197      142,629    329,627
  924    Property Insurance           -         200,112         -              511         -           -            -          -
  925    Injuries and Damages         -            -            -             -            -           -         361,967       -
  926    Employee Pensions and
           Benefits              2,724,863      484,314    1,142,158     5,494,516      603,068     835,345    1,295,602    141,506
  928    Regulatory Commission
           Expense                    -            -            -             -            -           -            -          -
 930.1   General Advertising
           Expenses                   -            -            -           26,554         -             23        1,643       -
 930.2   Miscellaneous General
           Expenses                 11,295       17,883       14,857     2,177,188        1,803   1,385,934    1,024,582      5,937
  931    Rents                      56,835          141    4,074,322         4,592       10,784     437,523        1,117      9,054
  932     Maintenance of Structures
            and Equipment              518        3,201    1,685,026          -            -           -           2,946       -
403,404  Depreciation and
          Amortization Expense        -            -            -             -            -           -            -          -
  408    Taxes Other Than
           Income Taxes            557,378      162,657      336,389       853,497      175,903     292,382      386,799     44,093
  409    Income Taxes                 -            -            -             -            -           -            -          -
  410    Provision for Deferred
           Income Taxes               -            -            -             -            -           -            -          -
  411    Provision for Deferred
           Income Taxes-Credit        -            -            -             -            -           -            -          -
 411.5   Investment Tax Credit        -            -            -             -            -           -            -          -
  421    Miscellaneous Income
           or Loss                    -            -            -             -            -           -            -          -
 426.1   Donations                    -            -            -             -            -           -            -          -
 426.5   Other Deductions             -            -            -             -            -           -            -          -
  427    Interest on Long-term Debt   -            -            -             -            -           -            -          -
  430    Interest on Debt to
           Associate Companies        -            -            -             -            -           -            -          -
  431    Other Interest Expense       -            -            -             -            -           -            -          -

         TOTAL EXPENSES        $26,915,913  $14,203,764  $15,964,659   $43,764,230   $5,502,577  $8,582,357  $30,890,523 $1,842,209
                               ====================================================================================================

                    ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

 SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System:
              Uniform System of Account(s))


                                 ----------------------------------DEPARTMENT OR SERVICE FUNCTION---------------------------------->
                                                                                                                           POWER
Account  Description of Items        LEGAL       RATES      FINANCE    RIGHT OF WAY   FUELS     PLANNING    EXECUTIVE     PLANNING


  920    Salaries and Wages      $ 5,311,271  $3,244,216  $ 9,515,214  $  890,374  $   47,129  $1,225,223  $14,399,767  $17,004,033
  921    Office Supplies and
           Expenses                1,302,974     231,717    2,479,618      69,753      64,187     481,802    4,242,486   12,881,431
  922    Administrative Expense
           Transferred - Credit         (357)     (1,074)     (16,550)       (597)       (285)     (6,808)     (26,941)     (46,252)
  923    Outside Services
           Employed                2,904,385   1,062,157    2,974,603        -        (15,154)     10,977    5,534,989      828,962
  924    Property Insurance             -           -            -           -           -           -            -            -
  925    Injuries and Damages          4,283        -            (617)       -           -           -              28          772
  926    Employee Pensions and
           Benefits                1,178,474     609,031    1,921,768     200,114     325,787     217,709    2,009,707    3,512,865
  928    Regulatory Commission
           Expense                   267,338        -       1,760,357        -           -           -            -            -
 930.1   General Advertising
           Expenses                     -           -            -           -           -           -            -            -
 930.2   Miscellaneous General
           Expenses                 (519,377)      2,944    1,165,531        -      1,513,553      17,354    1,315,153      894,864
  931    Rents                       139,325      12,046       56,942        -           -         11,894       98,400      136,712
  932    Maintenance of Structures
           and Equipment                -           -            -           -           -           -            -           1,512
403,404   Depreciation and
            Amortization Expense        -           -            -           -           -           -            -            -
  408    Taxes Other Than Income
           Taxes                     354,123     170,557      785,858      57,936      93,650      62,645      707,373    1,341,478
  409    Income Taxes                   -           -            -           -           -           -            -            -
  410    Provision for Deferred
           Income Taxes                 -           -            -           -           -           -            -            -
  411    Provision for Deferred
           Income Taxes - Credit        -           -            -           -           -           -            -            -
 411.5   Investment Tax Credit          -           -            -           -           -           -            -            -
  421    Miscellaneous Income or Loss   -           -            -           -           -           -            -            -
 426.1   Donations                      -           -            -           -           -           -            -            -
 426.5   Other Deductions               -           -            -           -           -           -            -            -
  427    Interest on Long-term Debt     -           -            -           -           -           -            -            -
  430    Interest on Debt to
           Associate Companies          -           -            -           -           -           -            -            -
  431    Other Interest Expense         -           -            -           -           -           -            -            -

               Total Expenses    $10,942,439  $5,331,594  $20,642,724  $1,217,580  $2,028,867  $2,020,796  $28,280,962  $36,556,377
                                 ==================================================================================================



                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                             <---------- DEPARTMENTAL SALARY EXPENSE ---------->
                                    --- INCLUDED IN AMOUNTS BILLED TO --


NAME OF DEPARTMENT
INDICATE EACH DEPARTMENT
OR SERVICE FUNCTION                                                                                                      NUMBER OF
                                        TOTAL                  PARENT                OTHER                  NON-         PERSONNEL
                                        AMOUNT                 COMPANY             ASSOCIATES            ASSOCIATES     END OF YEAR

Information Systems                 $ 24,110,136            $  214,711            $ 23,895,425           $    -             464
Meters and Transportation             12,522,365                  -                 12,522,365                -             187
Electric System Maintenance            5,435,621                  -                  5,435,621                -              77
Marketing and Customer Relations      27,439,425                    36              27,439,389                -             563
Electric Transmission and
   Distribution Engineering and
   Construction                       24,054,030                     1              24,054,029                -             328
Power Engineering and Construction    25,527,816                     1              25,527,815                -             368
Human Resources                       20,750,816                    13              20,750,803                -             134
Materials Management                  11,471,784                    95              11,471,689                -             173
Facilities                             4,074,242                  -                  4,074,242                -             138
Accounting                             8,676,918              (120,504)              8,797,422                -             159
Power Planning                        17,004,033                  -                 17,004,033                -             247
Public Affairs                         4,117,977               273,956               3,844,021                -              76
Legal                                  5,311,271                60,421               5,250,850                -              84
Rates                                  3,244,216                    38               3,244,178                -              36
Finance                                9,515,214             1,192,394               8,322,820                -             107
Right of Way                             890,374                  -                    890,374                -              15
Internal Auditing                      1,447,951                67,694               1,380,257                -              18
Environmental Affairs                  2,398,500                    27               2,398,473                -              37
Fuels                                     47,129                  -                     47,129                -              17
Investor Relations                       606,699                31,576                 575,123                -              10
Planning                               1,225,223                58,089               1,167,134                -              18
Executive                             14,399,767               200,379              14,199,388                -             109
                   Total            $224,271,507            $1,978,927            $222,292,580           $    -           3,365
                                    ==============================================================================================



                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                     OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:

Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED 1/             DESCRIPTION                          AMOUNT

Auditing Services:

Arthur Andersen LLP           Audit of Cinergy and subsidiaries
                              Consolidated Financial Statements;
                              audit of the financial statements
                              of Cinergy's or its subsidiaries
                              deferred compensation and stock
                              plans; audit of fuel cost recovery
                              clauses; research and consultation
                              on various accounting and tax matters;
                              and assistance in the analysis and
                              resolution of miscellaneous
                              accounting issues                      $2,194,115
                                                                     ===========
                                                                     $2,194,115
LEGAL SERVICES:

Bracewell & Patterson         Legal Services                            149,013
Hogan & Hartson               Legal Services                            371,236
Latham & Watkins              Ozone Issues Consulting                   304,585
McDermott, Will & Emer        Legal Issues                              187,243
Porter, Wright, Morris
  & Arthur                    Legal Services                            101,903
Skadden, Arps, Slate,
  Meagher &                   Litigation; Wholesale Power Sales;
  Flom, LLP                   Trigen; General Corporate Advice
                              and Regulatory Issues                     915,935
                                                                     ===========
                                                                     $2,029,915



OTHER SERVICES

Alternative Resources Corp.   Information Technology Consulting         200,862
Analysts International Corp.  Contract Programming                      175,053
Bowne of Dallas L.P.          Printing and Distribution Services        163,044
CMS Management Services, LLC  Professional Search and Placement
                                Services                                105,273
CSC Consulting                Information Technology Consulting       1,106,741
Ciber                         Information Technology Consulting       1,096,614
Competitive Business Assoc.,
  Inc.                        Information Technology Consulting         235,775
Crowe Chizek & Company        Information Technology Consulting         267,594
Deloitte & Touche LLP         Management Consulting                     265,404
Edu-Tech Industries           Strategic Training Program                385,192
Electric Power Research
  Institute                   Marketing Research                        194,532
Entex Information Services    Information Technology Consulting         512,927
Ernst & Young LLP             Tax and Management Consultants          1,970,063
Heidrick & Struggles, Inc.    Executive Search Consultants              126,574
Howard Systems International  Information Technology Consulting         272,819
Infotech Consulting, Inc.     Information Technology Consulting         334,132
Kramer and Associates         Systems Development Consulting            453,478
Loder Drew & Associates       Disbursements Review Services             452,114
McKinsey & Company, Inc.      Management Consulting                     902,557
New Media, Inc.               Information Technology Consulting         315,358
Nitin Nohria                  Strategic Planning Consultant             235,856
The Northbridge Group         Forecasting and Valuation Consulting    1,292,683
PHB Hagler Bailly, Inc.       System Reliability Consulting
                                Services                                548,671
Price Waterhouse LLP          Financial Services                        495,714
Professional Computer
  Consultants, Inc.           Information Technology Consulting         601,829
Richard's Consulting, Inc.    Information Technology Consulting         426,486
SFT, Inc.                     Information Technology Consulting         126,315
Utilities International       Information Technology & Programming
                              Consultants                               254,822
Valcom, Inc.                  Information Technology                    604,160
Other _2/                                                             9,105,805
                                                                     ===========
                                                                     23,228,447

TOTAL OUTSIDE SERVICES                                              $27,452,477

  (1) All companies from which Services purchased outside services were non-associated companies, unless otherwise noted.

  (2) Outside services performed that did not meet the $100,000 amount are totaled in this line item.

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS

Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


  DESCRIPTION                                        AMOUNT

Pension                                            $15,496,338
Medical/Dental insurance                             4,421,109
401(k) contributions                                 5,900,722
Life insurance                                       1,902,612
OTHERS                                               3,641,077

 TOTAL                                             $31,361,858
                                                   ===========

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                  GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:
Provide a listing of the amounts included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



   DESCRIPTION             NAME OF PAYEE                        AMOUNT

Advertising Fees -
  Customer Education       Moore North America, Inc.                $ 4,753
                           Others                                     2,114

Promotional Items          Herman Associates, Inc.                    5,250
                           International Business                     3,650
                           J C Hart Co.                               8,400
                           Others                                     4,053

          TOTAL                                                     $28,220
                                                                    =======

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.



        DESCRIPTION                                                   AMOUNT

Company Membership Fees and Dues                                   $ 2,203,434

Miscellaneous Materials and Supplies Purchased                          37,584

Customer Incentive/Rebates - Demand-side Management                     19,322

Directors' Fees                                                      3,564,702

Advertising                                                            798,142

Customer Records and Collections                                       364,260

Technical, General, Computer and Engineering Services                1,724,463

Labor, Materials and Supplies                                        4,845,039

Miscellaneous Stores and Transportation Expenses                       300,865

OTHER MISCELLANEOUS ITEMS                                            4,304,175

                     TOTAL                                         $18,161,986

                                                                   ===========

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                               RENTS - ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

   TYPE OF PROPERTY                                                  AMOUNT

Computer Equipment Rent                                           $20,502,083

Facilities Rent                                                    14,882,459

OPERATING AND WORK EQUIPMENT RENT                                      12,083

                      TOTAL                                       $35,396,625
                                                                  ===========

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



           KIND OF TAX                                               AMOUNT

Other Than U.S. Government Taxes:

      Ohio Property Tax                                            $   48,284
      Delaware Franchise Tax                                               50
      Kentucky License Tax                                              1,466
      Pennsylvania Franchise Tax                                          300
      Ohio Franchise Tax                                                1,774
      Indiana Property Tax                                               -
      California Property Tax                                            -
      New Jersey Corporation Tax                                         -
      Miscellaneous General Tax                                         2,081
      STATE UNEMPLOYMENT                                              364,583
                                                                  -----------

                                         SUB-TOTAL                    418,538

      U.S. Government Taxes:

      Social Security Taxes                                         7,969,955
      Federal Unemployment                                            144,137
                                                                  -----------
                                         SUB-TOTAL                  8,114,092
                                                                  -----------
                                         TOTAL                    $ 8,532,630
                                                                  ===========

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                            DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



NAME OF RECIPIENT              PURPOSE OF DONATION                     AMOUNT

NONE

                   TOTAL

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1999

                        OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION                   NAME OF PAYEE                             AMOUNT

NONE

                      TOTAL

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1999

                 SCHEDULE XVIII - NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


                SEE SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS.

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                     SCHEDULE XIX - FINANCIAL DATA SCHEDULE

ITEM NO.                                  CAPTION HEADING

  1     Net Service Company Property                                $26,860,495
  2     Total Investments                                             8,867,727
  3     Total Current and Accrued Assets                             51,594,784
  4     Total Deferred Debits                                        35,317,210
  5     Balancing Amount for Total Assets and
          Other Debits                                                     -
  6     Total Assets and Other Debits                               122,640,216
  7     Total Proprietary Capital                                    (1,827,123)
  8     Total Long-Term Debt                                               -
  9     Notes Payable                                                      -
 10     Notes Payable to Associate Companies                               -
 11     Balancing Amount for Total Current and
          Accrued Liabilities                                        27,601,364
 12     Total Deferred Credits                                       96,567,577
 13     Accumulated Deferred Income Taxes                               298,398
 14     Total Liabilities and Proprietary Capital                   122,640,216
 15     Services Rendered to Associate Companies                    416,341,521
 16     Services Rendered to Nonassociate Companies                        -
 17     Miscellaneous Income or Loss                                    443,213
 18     Total Income                                                416,784,734
 19     Salaries and Wages                                          224,271,507
 20     Employee Pensions and Benefits                               31,361,858
 21     Balancing Amount for Total Expenses                         161,151,369
 22     Total Expenses                                              416,784,734
 23     Net Income (Loss)                                                  -
 24     Total Expenses (Direct Costs)                               167,309,623
 25     Total Expenses (Indirect Costs)                             249,475,111
 26     Total Expenses (Total)                                      416,784,734
 27     Number of Personnel End of Year                                   3,365






                     ANNUAL REPORT OF CINERGY SERVICES, INC.

                               ORGANIZATION CHART

                                    Chairman
                                   - Executive

                                        |
              Vice Chairman, President, and Chief Executive Officer
                                   - Executive

                                        |


                                      Vice President,
 Vice President                         Corporate              President,          President,         President,        President,
    & Chief        Vice President,    Communications            Energy              Energy           International       Cinergy
  Financial          Corporate         & President,           Commodities           Delivery        Business Unit &     Investments
   Officer           Services        Cinergy Foundation      Business Unit        Business Unit       Secretary        Business Unit


-Accounting       -Environmental      -Facilities           -Accounting           -Accounting          -Legal           -Accounting
-Finance             Affairs          -Public Affairs       -Finance              -Finance             -Accounting      -Finance
-Internal Audit   -Information                              -Fuels                -Materials           -Finance
-Investor            Systems                                -Human Resources        Management
   Relations      -Planning                                 -Materials            -Meters and
                  -Rates                                      Managemtent           Transportation
-Materials                                                  -Power               -Electric System
  Management                                                  Engineering &         Maintenance
-Human Resources                                              Construction        -Electric
-Planning                                                   -Power Planning         Transmission
                                                                                    & Distribution
                                                                                    Engineering and
                                                                                    Construction
                                                                                  -Power Planning
                                                                                  -Right of Way
                                                                                  -Marketing and
                                                                                    Customer
                                                                                    Relations


                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                              METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

1.  Sales Ratio

     A ratio, based on domestic firm kilowatt-hour electric sales (and/or the equivalent cubic feet of gas sales, where applicable), excluding intra-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such times as may be required due to a significant change.

2.  Electric Peak Load Ratio

     A ratio, based on the sum of the monthly domestic firm electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

3.  Number of Customers Ratio

     A ratio, based on the sum of the firm domestic electric customers (and/or gas customers where applicable) at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

4.  Number of Employees Ratio

     A ratio, based on the sum of the number of employees at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function and the denominator of which is for all Client Companies (and Cinergy Corp.'s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

5.  Construction Expenditure Ratio

     A ratio, based on construction expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. Separate ratios will be computed for total construction expenditure and appropriate functional plant (i.e., production, transmission, distribution, and general) classifications. This ratio will be determined annually, or at such time as may be required due to a significant change.

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

                       METHODS OF ALLOCATION - (Continued)

6.   Circuit Miles of Electric Distribution Lines Ratio

     A ratio, based on installed circuit miles of domestic electric distribution lines at the end of the immediately preceding calendar year, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

7.   Number of Central Processing Unit Seconds Ratio

     A ratio, based on the sum of the number of central processing unit seconds expended to execute mainframe computer software applications for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function, and the denominator of which is for all Client Companies, (and Cinergy Corp.'s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

8.   Revenues Ratio

     A ratio based on total revenues for the immediately preceding twelve calendar months, the numerator of which is for a nonutility Client Company or Service Company Function and the denominator of which is for all Client Companies and/or the Service Company. This ratio will be determined annually or at such time as may be required due to a significant change.

9.   Direct Cost Ratio

     A ratio, based on the direct costs charged to the individual nonutility client companies divided by total direct costs charged to all client companies (both utility and nonutility). This ratio will be determined annually, or at such time as may be required due to a significant change.

                     ANNUAL REPORT OF CINERGY SERVICES, INC.
                      For the Year Ended December 31, 1999

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1999:

In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Services submits the following information on the billing of interest on borrowed funds to associated companies for the year 1999:

A. Amount of interest billed to associate companies is contained on page 24, Analysis of Billing.

B. The basis for billing of interest to the associated companies is based on the ratio of the total expenses charged to each associated company, exclusive of interest, to the total expenses charged to all associated companies, exclusive of interest during the previous year.

                     ANNUAL REPORT OF CINERGY SERVICES, INC.

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                                          CINERGY SERVICES, INC.
                                                     (Name of Reporting Company)

                                                 BY:      /S/ BERNARD F. ROBERTS
                                                  (Signature of Signing Officer)


                             BERNARD F. ROBERTS, VICE PRESIDENT AND COMPTROLLER
                                     (Printed Name and Title of Signing Officer)

Date:  April 25, 2000